Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	2015	2014	2013	2012
Earnings:
Income (loss) before income taxes	$(18,300)	$(6,929)	$(13,396)	$(18,996)

Fixed charges to add to earnings:
Interest expense	1,880	1,464	793	127
Amortization of financing costs	724	440	289	28
Rent interest factor (1)	114	102	78	78

Total fixed charges	2,718	2,006	1,160	233

Earnings before income taxes and fixed charges	$(15,582)	$(4,923)	$(12,236)	$(18,763)
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A

Ratio of earnings to fixed charges is not applicable as the Company was deficient in earnings by approximately $15,582, $4,923, $12,236, and $18,763 for the years ending December 31, 2015, 2014, 2013, and 2012, respectively.

(1)	Approximately one-third of rental expense is deemed representative of interest factor.